

Mail Stop 3561

July 14, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Atsushi Maki
Amanasu Techno Holdings Corporation
115 East 57th Street, 11th Floor
New York, NY 10022

> **Re:** **Amanasu Techno Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-31261**

Dear Mr. Maki:

We have reviewed your response dated July 6, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Note 5 – Other Advances, page 14

1. Refer to our previous comment 3. Please expand your disclosure here and in MD&A to disclose information comparable to that provided to the staff in your response. Also, please clarify the date of the advance; specifically, your disclosure here indicates the advance occurred during 2006, but your response indicates such advance occurred during 2003.

Item 9A. Controls and Procedures, page 16

2. Refer to our previous comment 6. Please revise your assessments of Disclosure Controls and Procedures and Internal Control Over Financial Reporting to indicate the correct year-end date. You currently reference December 31, 2007 in your 2008 filing.

3. As a related matter, please provide support for your assertion that your internal control over financial reporting was "effective" as of December 31, 2008 given the original exclusion of the Disclosure Controls and Procedures evaluation or change your assessment thereof to "ineffective."

4. Refer to Exhibit 31 to your Form 10-KA. Each principal executive and principal financial officer must sign a certification. If a single individual serves in both capacities, each office should be listed on the certification following his signature. The current certification is signed only by the Chairman and CEO. This comment applies to the certification of the Form 10-Q/A for March 31, 2009 as well. Please revise as appropriate.

Form 8-K filed May 5, 2009

5. For each of the three remaining transactions disclosed in this Form 8-K but not discussed in your response to our previous comment 9, please provide to us a detailed discussion of material terms and how you *plan to* record each transaction. Your response should include a discussion of the method under which you *plan to* record the transactions, how you determined such method was appropriate, and, if applicable, how you assessed significance of such transactions under Rule 8-04 of Regulation S-X. Please also address in your response how the consideration to be exchanged was negotiated and valued. Finally, please provide us with a copy of each agreement and/or file them as Exhibits.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief